October 25, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASC Acquisition LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed October 16, 2013
File No. 333-190998

Dear Mr. Riedler:

On behalf of ASC Acquisition LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 23, 2013, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 filed on October 16, 2013 (the “Registration Statement”).

The Company has filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Critical Accounting Policies

Equity-Based Compensation, page 104

1.	We calculate your post reverse split IPO price range as 15% to 31% higher than the April 30, 2013 valuation, after reducing the discount for lack of marketability per your disclosures at page 105. Please expand your disclosures to justify the increase in the Company’s valuation at April 30, 2013 to the IPO price. Consider the most recent operational activities in your explanation.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on pages 106 and 107 to provide the requested disclosure.

On June 6, 2013, the Company granted options to purchase an aggregate of 125,000 membership units. The Company has not granted any other equity awards since that date. At the time the option grants were approved, the Company determined that the fair value of the membership units underlying such option grants was $1.59 per unit, based on the Company’s most recent valuation, performed as of April 30, 2013 (the “April 2013 Valuation”). The fair value of $1.59 per unit is equivalent to a fair value of $16.29 per share of common stock after the Company’s conversion from a Delaware limited liability company to a Delaware corporation in connection with the initial public offering of the Company’s common stock (the “Offering”).

The Company believes the difference between the fair value of its membership units at April 30, 2013 and the estimated fair value based on the price range for the Offering included in the Registration Statement is the result of the following significant factors:

•	Recent Stock Market Performance. Since the April 2013 Valuation, overall stock market conditions and valuations of comparable public companies utilized in determining both the April 2013 Valuation and the price range set forth on the cover page of the Registration Statement (the “Price Range”) have improved significantly. In particular, the share price of AmSurg Corp., the Company’s nearest public comparable has increased from $33.56 on April 30, 2013 to $39.70 on September 30, 2013 and has increased further to $43.50 as of October 24, 2013, the last closing price available prior to Amendment No. 3, which represents a 30% increase in price from April 30, 2013.

•	Strong Second and Third Quarter Results. The Company completed its second quarter of 2013 with revenue and Adjusted EBITDA-NCI growth of 5% and 17%, respectively, over the same period in 2012. The Company recently completed its third quarter of 2013 and expects continued growth in that quarter consistent with growth in the prior quarters of 2013 over the same periods in 2012.

•	Acquisition of Health Inventures. In June 2013, the Company acquired Health Inventures, LLC for a purchase price of $18.5 million. In this transaction, the Company acquired ownership interests in four ASCs and one surgical hospital and management agreements with 19 affiliated facilitates and 11 new health system affiliates. The acquisition of Health Inventures was a significant acquisition both from an income perspective and based on the number of new health system affiliations added as a result of the acquisition. From an income perspective, the acquisition added $1.8 million of income (compared to a loss of $7.3 million) for the six-months ended June 30, 2013.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

•	Deleveraging. In connection with this offering, the Company intends to redeem all $150.0 million aggregate principal amount of the Senior Subordinated Notes, the Company’s highest interest rate debt. As a result of the deleveraging of its balance sheet and its transition to a public company, the Company expects to realize substantially better economics and pricing on any future financing than was available at the time of the April 30, 2013 valuation. The estimated valuation based on the price range set forth on the front cover of the Registration Statement reflects a benefit related to this reduction in debt and the related $15 million per year reduction in future interest expense.

•	Public Market Valuation Emphasis and Stock Illiquidity. The estimated valuation based on the price range set forth on the front cover of the Registration Statement reflects an increased emphasis on future rather than historical financial performance. In addition, the estimated valuation assumes a successful initial public offering will ultimately occur and represents an estimate of the fair value of unrestricted and freely tradable stock.

The Company believes that the fair value of membership units as determined on April 30, 2013 is appropriate and demonstrates the diligent efforts of the Company in considering all relevant factors in determining the fair value. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

Capitalization Table, page 59

2.	Please explain how the $8 million fee payable to TPG is reflected in the as adjusted pro forma column.

Response

In response to the Staff’s comment, the Company has revised the Capitalization Table on page 59 to give effect, in the as adjusted pro forma column, to the Company’s payment from available cash to TPG Capital of an $8.0 million fee, payable under the Company’s management services agreement in connection with the completion of the offering.

*        *        *

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Please direct any comments or questions regarding this filing to Richard L. Sharff, Jr. at (205) 545-2572 or Helena K. Grannis at (212) 225-2376.

Very truly yours,

/s/ Richard L. Sharff, Jr.

Richard L. Sharff, Jr.
Executive Vice President, General Counsel and Corporate Secretary

cc:	Johnny Gharib

Christine Allen

Lisa Vanjoske

Securities and Exchange Commission

David Lopez

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

William V. Fogg

Cravath, Swaine & Moore LLP

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